January 26, 2006

Mail Stop 4561

Thomas J. Mazzarisi
Chief Executive Officer
JAG Media Holdings, Inc.
6865 SW 18th Street, Suite B-13
Boca Raton, Florida 33433

Re: JAG Media Holdings, Inc.
Registration Statement on Form S-4
File No. 333-131047
Filed on January 17, 2006

Dear Mr. Mazzarisi:

This is to advise you that we have limited our review of the Registration
Statement on Form S-4 noted above and have the following comments:

Undertakings

1. Please revise to include the undertakings required by Item 512(a) of Regulation S-
    K.

2. Because you do not appear to incorporate subsequent Exchange Act documents
    by reference, we are uncertain why you have included the undertaking found in
    the first paragraph under Item 22. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by he Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance.

If you have any questions, please call Paul Fischer at (202) 551-3415 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

Cc: W. Preston Tollinger, Jr., Esq. (by facsimile)